FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                December 12, 2002


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1        RNS Announcement, re:  Interim Results
             dated  December 12, 2002

Exhibit No. 1


BRITISH ENERGY plc

INTERIM RESULTS

(1 April - 30 September 2002)

--------------------------------------------------------------------------------

RESTRUCTURING CONTEXT

Having reviewed the longer term prospects for the business, the Board announced on 5th September 2002 that the Company had initiated discussions with the UK Government with a view to seeking immediate financial support and to enable a longer term restructuring to take place.

On 9th September 2002, the Government granted the Company a credit facility of up to GBP410m to provide working capital and trading collateral for the Company's immediate requirements and to stabilise its trading position in the UK and North America. On 26th September 2002, the Government agreed to a revised facility for an amount up to GBP650m. Since that time, the Board has been working closely with its advisors to try to secure a solvent restructuring of the Company.

On 28th November 2002, the Government confirmed its intention subject to certain terms and conditions to support the Company's proposals for restructuring intended to achieve the long term financial viability of the British Energy Group. However, given the magnitude of the financial problems facing the Company, the proposed restructuring will require certain significant creditors to compromise their claims and is expected to lead to a very significant dilution of the interests of existing shareholders. The Government also agreed, again subject to certain terms and conditions, to extend the credit facility until 9th March 2003 in order to provide financial stability and security whilst British Energy seeks the support of these significant creditors.

The Board believes that the proposed restructuring offers the best available opportunity to achieve the long term financial viability of the British Energy Group. However, the proposed restructuring requires the Company to reach, prior to 14th February 2003, formal standstill agreement with a large number of creditors with respect to diverse financial interests, as well as a successful disposal of British Energy's interests in Bruce Power (completion to take place by 14th February 2003) and AmerGen (sale to be agreed by 30th June 2003) and approvals from numerous bodies including the European Commission.

If such agreements cannot be reached, the required approvals are not forthcoming within the timescales envisaged, the assumptions underlying the restructuring proposal are not fulfilled or the conditions to the restructuring are not satisfied or waived, the Company may be unable to meet its financial obligations as they fall due. Therefore the Company may have to take appropriate insolvency proceedings, in which case the distributions, if any, to unsecured creditors may represent only a small fraction of their unsecured liabilities and there is unlikely to be any return to shareholders.

Set against this background, British Energy has a common interest with the Government in maintaining safety and security of electricity supply.

Note that the results that follow should be read in the context of the Company's announcement of 28th November 2002, a copy of which is attached herewith.

--------------------------------------------------------------------------------

KEY POINTS FOR 6 MONTHS TO 30th SEPTEMBER 2002

  - Loss before tax of GBP337m (GBP124m pre exceptional items) primarily due to exceptional items, lower output (principally in the UK) and lower UK electricity prices.
  - Exceptional items totalling GBP213m (net) relating to the write down of the decommissioning fund and shares held in employee trusts, provision for onerous electricity contracts and restructuring costs off-set by a credit in respect of cash amounts previously received under the Nuclear Energy Agreement (NEA).
  - UK nuclear output down to 30.33 TWh following unplanned outages at Torness and Dungeness B. As a result, the UK nuclear output target for 2002/03 was reduced from 67 TWh to 63 +/- 1TWh.
  - UK nuclear unit operating costs of 1.85 p/kWh compared with 1.74p/kWh last year due to lower output more than off-setting lower costs.
  - UK achieved price of 2.02p/kWh compared to 2.08p/kWh last year primarily due to the increase in volume of Direct Sales largely off-setting the 8% fall in station gate prices to 1.73p/kWh.
  - The revised NEA negotiated with Scottish Power and Scottish and Southern Energy has received regulatory approval.
  - Operating contribution from AmerGen and Bruce of GBP81m (post minorities).
  - Discussions progressing regarding sales of AmerGen and Bruce
  - No interim dividend.

OVERVIEW

Key financials, including exceptional items, are shown below:


                                      6 months ended             6 months ended                 Year ended
                                         30 Sep 2002                30 Sep 2001                31 Mar 2002
                                                GBPm                       GBPm                       GBPm

Turnover                                         909                        929                      2,049
Operating (loss)/ profit                        (38)                         70                      (281)
Loss before tax                                (337)                       (15)                      (493)


"Business performance" figures excluding exceptional items are shown below:


                                      6 months ended             6 months ended                 Year ended
                                         30 Sep 2002                30 Sep 2001                31 Mar 2002
                                                GBPm                       GBPm                       GBPm

Turnover                                         868                        929                      2,049
Operating (loss)/profit                         (26)                         72                        231
(Loss)/profit before tax                       (124)                       (17)                         42
Net operating cashflow                          (71)                         63                        155
Net debt                                       (966)                      (880)                      (859)
UK nuclear unit cost (p/kWh)                    1.85                       1.74                       1.67





STATEMENT BY ADRIAN MONTAGUE, CHAIRMAN

I take up the position of Chairman at a bleak point in our Company's fortunes.

The combination of high fixed costs for our nuclear stations and low power prices, coupled with our lack of tied retail outlets and a high level of unscheduled outages, has inflicted terrible damage on our Company. These factors lay behind the Board's decision to seek Government assistance on 5th September, and the discussions with Government since then which culminated in the restructuring proposals announced on 28th November, the date on which I replaced Robin Jeffrey as your Chairman. I would like to thank him for his commitment and contribution to the Company over the recent years.

The restructuring proposals agreed with the Government offer our Company the opportunity to start on the long path to recovery. It will involve considerable sacrifice on the part of the Company's major creditors and shareholders. However these creditors have yet to agree to participate in the restructuring scheme and
- if they do not, or if the restructuring cannot proceed for some other reason - the Company is likely to have to seek the protection of administration. The next few months will be decisive.


If the restructuring proceeds, it will involve a long period of retrenchment. Our future efforts are likely to be focused on the UK business while we look to dispose of our successful investments in North America. Negotiations are already underway to achieve this. The value of our domestic generating plant will have to be reviewed, almost certainly downwards. Continued efforts will be required to sustain and enhance nuclear safety performance while at the same time achieving operating efficiencies. We will also look to achieve savings reflecting the refocusing of the business on UK operations. Much of the upside in recovery will go to build up funds to meet nuclear liabilities. However, as a result of the Government's agreement to underwrite these liabilities, the Company's exposure to these costs will be limited to a more manageable level.

Nonetheless, your Board hopes, in time, that the Company will re-emerge as the UK's least cost major generator, able to compete effectively with vertically integrated producers and offering the greenhouse gas-free energy that society is coming to value increasingly.

The immediate future is uncertain, but there is no diminution in the dedication, enthusiasm and capability of British Energy's staff, whose commitment to the Company and to the case for nuclear energy has never wavered. During these troubling times they are to be commended for continuing to ensure that our plants operate with safety as our number one priority, as well as helping to maintain security of supply.

In the current circumstances, the Board has decided that no dividend will be payable for the period.



STATEMENT BY KEITH LOUGH, FINANCE DIRECTOR

Background

British Energy had for some while been seeking to renegotiate its fuel contracts with BNFL to try and significantly reduce its fixed cost base. BNFL delivered, on 3rd September 2002, its final proposal to British Energy, but the terms that they offered fell short of those which British Energy required. Having reviewed the longer-term prospects of the group, the Board concluded that it should not drawdown on existing undrawn loan facilities and decided that there was no alternative but to seek Government support. On 5th September 2002, British Energy announced that it had initiated discussions with Government with a view to seeking immediate financial support and to enable a longer term restructuring to take place.

On 9th September the Government announced that it would grant the Company a facility of up to GBP410m to provide working capital and to allow the Company to stabilise its trading position in the UK and North America. The original maturity date of 27th September for the facility was subsequently extended to 29th November and increased to an amount up to GBP650m.

The Government notified its initial financial support and its extension of the facility to the European Commission on 9th and 27th September. On 27th November, the European Commission granted approval of this aid.

An Extraordinary General Meeting was held on 4th November 2002 at which shareholders approved an ordinary resolution of the Company to increase the group's borrowing limit, as set out in the Company's Articles of Association, to GBP1.6 billion.

On 22nd November, Greenpeace were granted leave to commence proceedings for a judicial review of the rescue aid inherent in the facility.

On 28th November, the Government announced that it would support the restructuring proposed by the Company subject to various approvals and conditions and that it would extend the credit facility until 9th March 2003. If the necessary agreements cannot be reached, the required approvals are not forthcoming within the timescales envisaged, the assumptions underlying the restructuring proposal are not fulfilled or the conditions to the restructuring are not satisfied or waived, the Company may be unable to meet its financial obligations as they fall due. Therefore the Company may have to take appropriate insolvency proceedings, in which case the distributions, if any, to unsecured creditors may represent only a small fraction of their unsecured liabilities and there is unlikely to be any return to shareholders. The results that follow therefore need to be viewed against this background.

First Half Performance

Output was lower than expected due to unplanned outages at Torness and Dungeness
B. This led to a revision in the UK nuclear output target to 63 +/- 1 TWh as announced in August and increased cost per unit for the period of 1.85p/kWh.

Our North American plants have performed well with both Bruce Power and AmerGen (our joint venture with Exelon) providing positive contributions but Bruce Power's performance was affected by planned outages during the period.

There were a number of pre-tax exceptional items in this period:

     1. write down of GBP103m of the decommissioning fund as a result of general equity market conditions
     2. write down of GBP98m of British Energy shares held in employee trusts reflecting deterioration of the long term prospects of the Company and subsequent fall in the share price
     3. provision of GBP46m for onerous long term electricity contracts reflecting continued low market prices
     4. provision of GBP7m for restructuring costs and
     5. credit of GBP41m in respect of cash amounts previously received under the NEA.

Outlook

In line with the Company's statement of 28th November, during the period to 9th March 2003 the Board will be working closely in conjunction with its advisors to implement a successful restructuring of the Company within the principles accepted by the Government.

Discussions are continuing regarding the sale of our North American assets, being AmerGen and Bruce Power. We announced in September that we were considering the possible sale of AmerGen. Progress has been made towards the sale. Under the restructuring proposals, the sale of AmerGen must be agreed by 30 June 2003.

Following these disposals, British Energy will be a merchant generator in the UK market with 9600 MW of nuclear plant and 2000MW of coal-fired plant at Eggborough. Output will continue to be sold directly to industrial and commercial companies in the wholesale power market or under arrangements with energy supply companies.

The Board intends to reduce the Group's exposure to wholesale electricity prices in the UK. The revised contracts, which have been agreed in principle with BNFL, will provide a partial hedge against market prices in respect of approximately 40% of British Energy's total electricity output (including Eggborough and Sizewell). In addition, the Board intends to implement a trading strategy which will seek to enter into short and medium-term power-sale contracts with market counterparties and with industrial and commercial customers, to hedge the majority of its remaining output.

Whilst we are targeting annual output from the nuclear fleet of approximately 69 TWh (82 per cent. load factor), the Board considers that a prudent judgement of the normal level of output from these plants on an annual basis should be 67 TWh (80 per cent. load factor).

As a result of the restructured BNFL contracts, cash operating costs (including maintenance capital expenditure and overheads (including corporate overheads)) in the nuclear operations are expected to be approximately 1.45p/kWh (in 2002/3 prices) assuming output of 67 TWh and at electricity prices of 1.6p/kWh (in 2002/3 prices).

Taking account of the requirements of the restructured business, and its refocus on UK operations, the Board will review the corporate overheads and take action as required to ensure an efficient and cost effective business.

Current Trading

Market conditions remain extremely challenging and have adversely impacted both ourselves and other players as has been well publicised recently. The Company released its output statement for November on 4th December. This showed that the UK nuclear plants remain on track to achieve the revised target of 63 +/- 1 TWh by 31st March 2003 and that AmerGen's and Bruce Power's output remain in line with plan.

In November, it was announced that both OFGEM and the European Commission had approved the renegotiation of the NEA with Scottish Power and Scottish and Southern Energy.





GROUP FINANCIAL SUMMARY

This summary is based on "business performance" figures which exclude exceptional items (as described in note 1 to the accounts).

Turnover

Turnover was GBP868m as compared with GBP929m for the same period last year. This is primarily due to a combination of falling prices in the UK and an increased number of outages both in the UK and North America.

Operating profit

Operating profit was GBP98m lower than for the same period last year. The main reasons for this are set out in the table below:


                                                          UK        Bruce       AmerGen        Group
                                                        GBPm         GBPm          GBPm         GBPm

Electricity prices (including UK supply costs)          (42)           27                       (15)
Output (see note)                                       (49)         (28)                       (77)
Other operating cost changes                             (6)         (10)           (4)         (20)
Foreign exchange rates                                                (2)                        (2)
Other movements                                           11            5                         16
Change in operating profit                              (86)          (8)           (4)         (98)


Note: output includes an estimate of the pro-rata effect of Bruce ownership being only 4 1/2 months to September 2001.

Financing charges and Amounts written off investments

As at 30th September 2002 the market value of the decommissioning fund (GBP332m) was lower than the value (GBP435m) that would have been derived from revalorising the cost of the investment. As a result, an exceptional charge of GBP103m has been recognised to restate the decommissioning fund receivable to market value. Of this GBP103m, GBP82m represents the write-off of previous revalorisation and has been treated as an exceptional financing charge. The balance of GBP21m has been included in "Amounts written off investments" in the profit and loss account.

Other exceptional items

  - Onerous trading contracts

The Group has certain pre-NETA contracts which are excluded from the wholesale and direct supply portfolios. As a result of the terms inherent in these contracts and the Directors' view of future market prices the contracts are considered to be onerous and a provision has been made to reflect the future discounted losses that are expected under the terms of these contracts. An exceptional charge of GBP46m has been made in the period to make further provision for these long term contracts.

  - Own shares held

The market value of shares held by employee trusts at 30th September 2002 was GBP5m compared to a book value of GBP103m. As the long term prospects of the Company have deteriorated significantly, the Directors consider it appropriate to recognise a permanent diminution in the value of the shares held in employee trusts. As a result, an exceptional charge of GBP98m has been recognised within "Amounts written off investments" in the profit and loss account.

  - Restructuring costs

A charge of GBP7m has been made in respect of costs incurred on advisory and other costs associated with restructuring the Company's activities.

 - Nuclear Energy Agreement

The Company has agreed revised terms for the electricity supply agreement with Scottish Power and Scottish and Southern Energy. Under the terms of the agreement, which has now had regulatory approval, the Company is in a position to release a balance of GBP41m in respect of cash previously received.

Taxation

Taxation has been calculated on the loss for the six months to 30th September 2002 to take account of an allocation of net permanently disallowable items and the higher rate of tax payable on US and Canadian taxable profits, and includes the share of discount unwinding on deferred tax applicable to the period.

Economic value of UK generation fixed assets and stocks

In light of the current uncertainty surrounding the operations and prospects of the Company, the Directors have significant doubt as to whether the assumptions and estimates used to determine the carrying values of the Company's UK generation fixed assets and stocks are now the most appropriate. However, the Directors do not believe that reasonable assumptions and estimates can be made for these items given the current uncertainty regarding the Company's financial position and as such have presented the UK generation fixed assets and stocks in the interim accounts on a basis consistent with that used in the preparation of British Energy plc group financial statements for the year ended 31st March 2002. The balance sheet drawn up at 30th September 2002 includes UK generation fixed assets with a net book value of GBP4,441m and stocks with a net book value of GBP491m.

Statement of capital

While preparing the interim accounts, the Board concluded that the net assets of British Energy plc have fallen to less than half of its called-up share capital. In these circumstances we are required by Section 142 of the Companies Act 1985 to convene an extraordinary general meeting for the purposes of considering whether any, and if so what, steps should be taken to deal with the situation. We will shortly be issuing a circular to shareholders on this matter.

Auditors' review report

The auditors' review report refers to the uncertainties regarding the carrying value of assets and the discussions regarding the Company's proposals for restructuring.





PERFORMANCE BY BUSINESS

UK Generation

The focus of UK Generation continues to be safe, reliable generation and meeting our customers' needs.

In view of the prospects for low electricity prices pertaining for the foreseeable future, the value of both our nuclear and coal generation plant will have to be reviewed and almost certainly downwards.

Nuclear

Output for the period was 30.33 TWh as compared with 32.70 TWh last year primarily due to the unplanned outages on both units at Torness following fatigue cracking within the gas circulators. Both units at Torness have been repaired and are now fully operational. Nuclear unit operating costs for the period rose by 0.11 p/kWh to 1.85p/kWh compared to the same period last year due to lower output more than off-setting lower costs.

Five statutory outages were completed in the period and the fleet is on track to meet the revised target of 63 +/- 1 TWh announced in August.


The large investment in a new enterprise wide Work Management System has been successfully implemented at Hinkley, Heyshams 1 & 2 and Sizewell with the target date for implementation at seven stations by Spring 2003. Once fully enabled, the system and associated standardised processes will enhance plant maintenance and lead to an improved reliability.

Fossil

British Energy's coal plant at Eggborough has also suffered from the reduction in wholesale electricity prices and the narrowing in the differential between winter and summer prices.

As expected, output at Eggborough, a mid-merit coal-fired plant, was lower at
1.37 TWh as compared with the same period last year (3.05 TWh) due to planned outages, lower prices and the continuing programme to install flue gas desulphurisation (FGD) equipment in two units.

The FGD project is proceeding in accordance with the committed programme. Site construction activities are now well underway and the plant is on target for hand over in September 2004 as planned. Project costs remain in line with the original predictions.

Trading

Achieved price at the National Balancing Point remained similar to last year at 2.02p/kWh (2.08p/kWh last year) but this was mainly due to the increased turnover within the Direct Sales Business. At the Station Gate, prices fell by 8% to 1.73p/kWh.

Overall market prices have fluctuated over the year and have been approximately 10/15% lower on average than the same period last year. British Energy's achieved price for the full year is expected to be just less than 10% below last year.

Our Direct Sales Business supplied 10.1 TWh in the first half representing an increase of 19%. It continues to provide a quality service having won its 14th successive customer satisfaction award.

In July we announced that we had re-negotiated the NEA with our counterparties Scottish Power and Scottish and Southern Energy. This has now received approval from OFGEM and the European Commission. The NEA was agreed in 1990 and was due to expire in 2005. The revised agreement will continue until the introduction of the British Electricity Transmission and Trading Arrangements or 1st April 2006, whichever occurs first. Beyond that date, the counterparties have an option for follow-on contracts up to 2011 at reduced volumes.

AmerGen

We announced in early September that we and our joint venture partner, Exelon, were considering the possible sale of AmerGen. This decision was made prior to British Energy's approach to the Government for financial assistance. It was taken because of the difficulties in growing the AmerGen business further, due to increased competition and higher prices for nuclear assets and the fact that both parties' strategies had evolved since the joint venture was formed in 1997. Under the restructuring proposals, the sale of AmerGen must be agreed by 30th June 2003.

AmerGen's operating profit before tax contribution for the period was GBP45m.

All three plants, Clinton, Oyster Creek and TMI - unit 1, performed well over the period. Output was 9.67 TWh as compared with 9.59 TWh for the same period last year and the average overall load factor was 89%.

Clinton successfully completed a refuelling outage during which the steam turbine was replaced and modifications were made to the plant to enable an increase in power output of 65MW and extending the period between outages to 24 months.

Bruce Power

In November we announced that we had entered into discussions with a view to selling all, or part of, our stake in Bruce Power.

The contribution from Bruce in the period was GBP36m, being operating profit before tax, post minorities.

Bruce B continues to deliver good operating performance with output over the period at 10.62 TWh. The load factor was 77% (down from 93% a year ago) reflecting the higher number of planned outages. Planned maintenance work on one reactor, which began in March 2002, was completed in August.

The re-start of two units of Bruce A is planned by early summer 2003 and the first regulatory hearing is scheduled for today.

The Ontario electricity market was opened to competition on 1st May 2002 at both the wholesale and retail levels. Following a summer of record demand for electricity that resulted in a shortage of supply and higher than anticipated retail prices, the Ontario government has stated its intent to protect consumers by introducing legislated price controls at the retail level.

Regarding the potential sales of both AmerGen and Bruce, the proceeds are likely to reflect the current market in North America for merchant generating plant and also any changes in the regulatory framework, particularly for Bruce in Ontario.



UK ENERGY REVIEW

The Government Energy Review process launched in Spring 2002 involved a number of activities aimed at reaching a wide cross-section of stakeholders. The Consultation document focussed on eight key issues with security of supply, climate change and nuclear energy prominent. British Energy's submission addressed all the questions posed by the Consultation document and, in particular, highlighted the environmental and security of supply benefits of nuclear power. A White Paper is due to be published in early 2003.

NEW YORK STOCK EXCHANGE COMPLIANCE

The Directors have been notified by the New York Stock Exchange (NYSE) that British Energy does not currently comply with the NYSE's continued listing criteria relating to the minimum share price. The NYSE requires that the average closing price of a security not be less than $1.00 over a 30-day consecutive trading period. Under NYSE rules, once notified of its failure to meet the minimum share price criteria, a company must bring its share price and average share price over the preceding 30 trading days back above $1.00 within six months of receipt of the notification or following its next shareholders' general meeting if approval from its shareholders is necessary to give effect to any such change. We are currently in discussions with the NYSE with respect to this issue and are reviewing the options available to the Company.



FURTHER INFORMATION

Contacts

Investor Relations                            Media Enquiries

Paul Heward        01355 262201               Andrew Dowler   020 7831 3113

Find this News Release on our web site: www.british-energy.com

Information Regarding Forward-Looking Statements

This report contains certain "forward-looking" statements as defined in Section 21E of the United States Securities Exchange Act 1934. Such forward-looking statements include, among others, statements concerning the anticipated development of the UK electricity industry, the future development of regulation of the UK electricity industry, the effect of these developments on our business, financial condition or results of operations, our proposed restructuring, our expectations as to the growth of our business, our expectations with regard to our future investments in energy related projects in the UK and internationally and other statements of expectation, belief, future plans and strategies and other matters that are not historical facts concerning our business operations, financial condition and results of operations. These forward-looking statements involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control and may cause our actual results or performance to differ materially from those expressed or implied by such forward-looking statements. Due to the uncertainties and risks associated with these forward-looking statements, which speak only as of the date hereof, we are claiming the benefit of the safe harbour provision referred to above.







                                                                               Business Performance (see note 1)
  6 months     6 months         Year                                           6 months       6 months         Year
     ended        ended        ended                                              ended          ended        ended
 30 Sep 02    30 Sep 01    31 Mar 02                                 Notes    30 Sep 02      30 Sep 01    31 Mar 02
      GBPm         GBPm         GBPm                                               GBPm           GBPm         GBPm

                                        Group and share of joint
       995        1,057        2,259    venture turnover -                          995          1,057        2,259
                                        continuing activities
        41            -            -    Exceptional income             2              -              -            -
                                        Group and share of joint
                                        venture turnover including
     1,036        1,057        2,259    exceptional income                          995          1,057        2,259
                                        Less: share of turnover in
     (127)        (128)        (210)    joint venture                             (127)          (128)        (210)
       909          929        2,049    Turnover: Continuing           2            868            929        2,049
                                        activities
                                        Operating costs before
     (894)        (857)      (1,818)    exceptional items              3          (894)          (857)      (1,818)
      (53)          (2)        (512)    Exceptional operating          3              -              -            -
                                        charges
                                        Operating costs after
     (947)        (859)      (2,330)    exceptional items                         (894)          (857)      (1,818)
      (38)           70        (281)    Operating (loss)/ profit:                  (26)             72          231
                                        Continuing activities
                                        Share of operating profit of
        45           47           37    joint venture                                45             47           37
         -            4            4    Profit on sale of                             -              -            -
                                        investments
                                        Financing charges:
     (143)        (136)        (226)    Revalorisation and net         4          (143)          (136)        (226)
                                        interest
      (82)            -         (27)    Exceptional financing          4              -              -            -
                                        charges
     (119)            -            -    Amounts written off           4,7             -              -            -
                                        investments
                                        (Loss)/profit on ordinary
     (337)         (15)        (493)    activities before taxation                (124)           (17)           42
      (66)         (22)         (25)    Taxation                       5           (78)           (21)         (81)
                                        Loss on ordinary activities
     (403)         (37)        (518)    after taxation                            (202)           (38)         (39)
       (7)          (8)          (9)    Minority interest
                                        Loss attributable to
     (410)         (45)        (527)    shareholders
                                        Dividends:
         -         (16)         (48)    Ordinary interim/ annual
         -            -          (2)    Non-equity
     (410)         (61)        (577)    Loss for the period
                                        Loss per share (p):
    (68.1)        (7.6)       (88.5)    Basic                          6         (34.7)          (7.8)        (8.4)
                                        Dividends per share (p):
         -          2.7          8.0    Interim / annual
         -            -          2.3    Non-equity




                                                                          Notes         30 Sep 02         31 Mar 02
                                                                                             GBPm               GBPm

Fixed assets
Tangible assets and investments                                             7               4,850             4,909

Current assets
Decommissioning fund                                                                          332               411
Stocks                                                                                        526               514
Debtors (including Bruce Power operating lease prepayments)                                   618               732
Investments - short-term deposits                                                              22               209
Cash                                                                                           62                 -
                                                                                            1,560             1,866
Creditors: amounts falling due within one year                              8               (885)             (975)

Net current assets                                                                            675               891

Total assets less current liabilities                                                       5,525             5,800

Creditors: amounts falling due after more than one year                     8             (2,726)           (2,773)
Provisions for liabilities and charges                                      8             (2,598)           (2,400)
Net assets                                                                                    201               627

Capital and reserves
Called up equity share capital                                                                277               277
Share premium                                                                                  76                76
Capital redemption reserve                                                                    350               350
Profit and loss account                                                                     (646)             (213)

Equity Shareholders' funds                                                                     57               490
Non-equity Shareholders' funds                                                                 93                93

Minority interests                                                                             51                44

Capital employed                                                                              201               627



                                                                       6 months          6 months              Year
                                                                          ended             ended             ended
                                                          Notes       30 Sep 02         30 Sep 01         31 Mar 02
                                                                           GBPm              GBPm              GBPm


Net cash inflow from operating activities                   9                76               124               380

Returns on investment and servicing of finance                             (20)               (3)              (53)

Taxation received                                                             6                 9                 4

Payments to acquire tangible fixed assets                                 (147)              (61)             (225)
Receipts from sale of financial investments                                   -                36                38
Capital expenditure and financial investment                              (147)              (25)             (187)

Acquisitions and disposals                                                  (2)             (129)             (129)

Equity dividends paid                                                      (34)              (30)              (46)

Management of liquid resources                                              187                99                18

Financing                                                                   (4)                33                13

Increase in cash                                                             62                78                 -




Statement of Total Recognised Gains and Losses

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2002 (unaudited)

                                                                       6 months          6 months              Year
                                                                          ended             ended             ended
                                                                      30 Sep 02         30 Sep 01         31 Mar 02
                                                                           GBPm              GBPm              GBPm

Loss for the period                                                       (410)              (45)             (527)

Translation differences on foreign currency net                            (24)              (14)               (8)
investments

Total recognised losses for the period                                    (434)              (59)             (535)

Prior year adjustment in respect of accounting policy
change:
Deferred tax                                                                  -             (130)             (130)

Total recognised losses since last report                                 (434)             (189)             (665)




 1. BASIS OF PREPARATION

    Having reviewed the longer term prospects of the business, the Directors of British Energy decided that they had no alternative but to seek financial support from the UK Government. On 9 September 2002 the Secretary of State for Trade and Industry granted the Company a credit facility of up to GBP410m to provide working capital for British Energy's immediate requirements and to allow British Energy to stabilise its trading position in the UK and North America. On 26 September 2002 British Energy announced that it had entered into a revised facility agreement with the Secretary of State for Trade and Industry for up to GBP650m.

    The facility agreement was due to expire on 29 November 2002. On 28 November 2002 British Energy announced that the facility agreement had been extended until 9 March 2003. The facility agreement is cross-guaranteed by the principal Group subsidiaries (excluding Eggborough Power (Holdings) Limited, Eggborough Power Limited and Bruce Power L.P.) and is secured by, among other things, fixed and floating charges and/or share pledges granted by those subsidiaries. The facility agreement also contains a requirement to provide further security as required by the Secretary of State for Trade and Industry provided that the creation of such security would not cause a material default under any contract to which any member of the Group is a party or a breach of law.

    Discussions regarding longer term restructuring have commenced. If these discussions are not successful British Energy may be unable to meet its financial obligations as they fall due and therefore British Energy may not be considered to be a going concern. However, in accordance with FRS 18, the financial statements have been prepared on a going concern basis because the entity is not being liquidated nor ceasing to trade and the Directors are currently seeking an alternative to liquidating the Company or ceasing to trade.

    The going concern basis assumes that the Company will continue in operational existence for the foreseeable future. The validity of this assumption depends on continuation of financial assistance from the Secretary of State for Trade and Industry to 9 March 2003 and the successful completion of long term financial restructuring, failing which the Company may have to take appropriate insolvency proceedings. Therefore adjustments may have to be made to reduce the balance sheet values of assets to their recoverable amounts, to provide for further liabilities that might arise and to reclassify fixed assets and long term liabilities as current assets and liabilities.

    Further, in light of the current uncertainty surrounding the operations and prospects of the Company, the Directors have significant doubt as to whether the assumptions and estimates used to determine the carrying values of the UK generation fixed assets (GBP4,441m) and stocks (GBP491m) are now the most appropriate. However, the Directors do not believe that reasonable assumptions and estimates can be made for these items in the current circumstances and as such have presented the UK generation fixed assets and stocks in the financial statements on a basis consistent with that used in the preparation of British Energy's Group financial statements for the year ended 31 March 2002.


    These interim financial statements have been prepared on the basis of accounting policies consistent with those set out in the Group financial statements for the year ended 31 March 2002.


    Fixed annual charges are apportioned to the interim period on the basis of time elapsed. Other expenses are accrued in accordance with the same principles used in the preparation of the annual accounts.


    To assist readers to compare the underlying business performance of the Group, "business performance" profit and loss account figures are shown which exclude exceptional items.


    The interim financial statements are unaudited but have been formally reviewed by the auditors and their report to the Company is set out below. The figures for the year ended 31 March 2002 have been extracted from the full financial statements for that year, which have been delivered to the Registrar of Companies and on which the auditors have made an unqualified report. The interim financial statements were approved by the Board of Directors on 11 December 2002.







 2. TURNOVER AND OPERATING PROFIT
                                                                          6 months          6 months              Year
                                                                             ended             ended             ended
                                                                         30 Sep 02         30 Sep 01         31 Mar 02
                                                                               TWh               TWh               TWh
    (a) Turnover
    Output
    United Kingdom                                                            31.7              35.8              74.7
    Canada                                                                    10.6              10.2              20.5
                                                                              42.3              46.0              95.2

    Continuing activities:                                                    GBPm              GBPm              GBPm
    United Kingdom
    Wholesale generation sales                                                 374               528             1,162
    Direct supply sales                                                        267               215               522
    Exceptional income                                                          41                 -                 -
    Miscellaneous income                                                        21                10                17
                                                                               703               753             1,701
    Canada                                                                     206               176               348
                                                                               909               929             2,049


    The Company has agreed revised terms for the Nuclear Energy Agreement ('NEA') with Scottish Power and Scottish and Southern Energy. Under the terms of the agreement, which has now had regulatory approval, the Company is in a position to release a balance of GBP41m in respect of cash amounts previously received. This release has been treated as an exceptional item.


    A geographical analysis of business performance operating (loss)/ profit before exceptional items is as follows.


                                                                          6 months          6 months              Year
                                                                             ended             ended             ended
                                                                         30 Sep 02         30 Sep 01         31 Mar 02
                                                                              GBPm              GBPm              GBPm

    (b) Operating (loss)/profit
    United Kingdom                                                            (69)                23               189
    Canada                                                                      43                49                42
                                                                              (26)                72               231



 3. OPERATING COSTS



                                                                          6 months          6 months              Year
                                                                             ended             ended             ended
                                                                         30 Sep 02         30 Sep 01         31 Mar 02
                                                                               GBPm             GBPm              GBPm

    Operating costs before exceptional items
    Fuel                                                                       178               237               490
    Materials and services                                                     311               249               544
    Staff costs                                                                172               160               328
    Depreciation                                                               139               142               285
                                                                               800               788             1,647
    Energy supply costs                                                         94                69               171
                                                                               894               857             1,818
    Exceptional operating charges
    Materials and services                                                      53                 -               209
    Staff costs                                                                  -                 2                 3
    Depreciation                                                                 -                 -               300
                                                                                53                 2               512


    The Group has certain pre-NETA contracts which are excluded from the wholesale and direct supply portfolios. As a result of the terms inherent in these contracts and the Directors' view of future market prices the contracts are considered to be onerous and a provision has been made to reflect the future discounted losses that are expected under the terms of these contracts. An exceptional charge of GBP46m has been made in the period to make further provision for these long-term contracts.





    There are exceptional materials and services costs of GBP7m in respect of costs incurred on advisory and other costs associated with re-structuring the Company's activities.

 4. FINANCING CHARGES/(CREDITS)


                                                                          6 months          6 months              Year
                                                                             ended             ended             ended
                                                                         30 Sep 02         30 Sep 01         31 Mar 02
                                                                              GBPm              GBPm              GBPm

    Revalorisation of nuclear liabilities
    Changes in price levels                                                     65                60                65
    Release of discount for the period                                          55                55               110
                                                                               120               115               175
    Revalorisation of other provisions                                          10                 3                12
    Revalorisation of decommissioning fund                                    (14)              (15)              (23)
    Share of joint venture                                                     (2)               (2)               (4)
    Revalorisation charge before exceptional items                             114               101               160
    Exceptional item                                                            82                 -                27
                                                                               196               101               187
    Interest payable less receivable                                            29                35                66
                                                                               225               136               253


    At 30 September 2002 the market value of the decommissioning fund (GBP332m) was lower than the value (GBP435m) that would have been derived from revalorising the cost of the investment. As a result, an exceptional charge of GBP103m has been recognised to restate the decommissioning fund receivable to market value. Of this GBP103m, GBP82m represents the write-off of previous revalorisation and has been treated as an exceptional financing charge. The balance of GBP21m has been included in 'Amounts written off investments'.


 5. TAXATION


                                                                          6 months          6 months              Year
                                                                             ended             ended             ended
                                                                         30 Sep 02         30 Sep 01         31 Mar 02
                                                                              GBPm              GBPm              GBPm

    Tax on business performance results                                       (78)              (21)              (81)
    Tax on exceptional items                                                    12               (1)                56
                                                                              (66)              (22)              (25)


    Taxation has been calculated on the loss for the six months to 30 September 2002 to take account of an allocation of net permanently disallowable items and the higher rate of tax payable on US and Canadian taxable profits, and includes the share of discount unwinding on deferred tax applicable to the period.

 6. LOSS PER SHARE

    The loss per share for the period has been calculated on the basis of a loss on ordinary activities after taxation, minority interests and non-equity dividends of GBP410m (30 September 2001: loss of GBP45m; 31 March 2002: loss of GBP529m); and by reference to a weighted average of 602 million ordinary shares (30 September 2001: 593 million ordinary shares; 31 March 2002: 598 million ordinary shares). The business performance loss per share was based on a loss after tax, minority interests and non-equity dividends of GBP209m (30 September 2001: loss of GBP46m; 31 March 2002: loss of GBP50m).

 7. FIXED ASSETS

    Tangible assets and investments includes amounts in respect of own shares held in trust to satisfy obligations under share options granted to Directors and employees of the Company.

    As at 30 September 2002 the British Energy Employee Share Trust held 21,507,127 ordinary shares at an average cost of GBP4.68 for a total consideration of GBP101m. The Qualifying Employee Share Trust ('QUEST') held 5,292,103 ordinary shares at a cost per share of GBP5.32 per share (GBP28m) and 19,165,471 'A' shares at a cost of 60p per share (GBP11m).

    The market value of the shares held by the employee trusts at 30 September 2002 was GBP5m, compared to a book value of GBP103m. As the long term prospects of the Company have deteriorated considerably the Directors consider it appropriate to recognise a permanent diminution in the value of the shares held in employee trusts. As a result an exceptional charge of GBP98m has been recognised within 'Amounts written off investments'.

    In light of the uncertainty surrounding the operations and prospects of the Company (see note 1), the Directors have significant doubt as to the appropriateness of the assumptions and estimates used to determine the carrying values of the Company's UK electricity generation assets. The Company has not yet been able to assess the appropriateness of the economic values reported in these accounts as required by FRS 11, pending development of a new business structure in consultation with the UK Government. The Company intends to carry out an FRS 11 revaluation of assets within the year end accounts to 31 March 2003.

    The fixed assets in these financial statements are therefore based on the Company's view of its prospects which was used in the preparation of British Energy's Group financial statements for the year ended 31 March 2002. The balance sheet drawn up at 30 September 2002 includes UK generation fixed assets with a net book value of GBP4,441m.

 8. CREDITORS AND PROVISIONS

                                                                                                      Other
                                                                                                  creditors
                                                      Nuclear                     Deferred              and
                                                  liabilities         Debt             Tax       provisions       Total
                                                         GBPm         GBPm            GBPm             GBPm        GBPm

    Creditors:
    Amounts falling due within one year                   259          192               -              434         885
    Amounts falling due after more than                 1,868          858               -                -       2,726
    one year
    Provisions for liabilities and charges              1,701            -             458              439       2,598
    As at 30 September 2002                             3,828        1,050             458              873       6,209

    As at 31 March 2002                                 3,719        1,068             414              947       6,148


    Other creditors and provisions includes GBP365m in respect of provisions relating to onerous contracts which are now excluded from the wholesale and direct supply portfolios. Under the terms of certain contracts for differences the Company is required to make difference payments based on contract prices compared with market prices over periods of up to 11 years. The latest assessment of future market prices anticipates a further increase in the price premium payable under these contracts. The fall in market prices also resulted in the Company increasing its provision in respect of its long-term contract with Teesside Power. The provision for onerous contracts has been increased by GBP46m as at 30 September 2002.

 9. RECONCILIATION OF OPERATING CASH FLOW


                                                                            6 months         6 months              Year
                                                                               ended            ended             ended
                                                                           30 Sep 02        30 Sep 01         31 Mar 02
                                                                                GBPm             GBPm              GBPm

    Operating (loss)/profit including exceptional items                         (38)               70             (281)
    Exceptional items                                                             12                2               512
    Operating (loss)/profit excluding exceptional items                         (26)               72               231
    Depreciation                                                                 143              142               285
    Nuclear liabilities charged to operating costs                                57               75               156
    Nuclear liabilities discharged                                              (68)            (131)             (332)
    Movements in other provisions                                               (31)             (26)              (43)
    Regular contributions to the decommissioning fund                            (9)              (9)              (18)
    Decrease in working capital                                                   10                1               101
    Net cash inflow from operating activities                                     76              124               380
    Payments to acquire tangible fixed assets                                  (147)             (61)             (225)
    Net cash (outflow)/inflow from operating activities net of
    capital expenditure                                                         (71)               63               155


10. RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT


                                                                                                                    GBPm

    Decrease in debt in the period                                                                                    18
    Increase in cash                                                                                                  62
    Decrease in liquid resources                                                                                   (187)
    Increase in net debt                                                                                           (107)
    Net debt at 1 April 2002                                                                                       (859)
    Net debt at 30 September 2002                                                                                  (966)


11. CONTINGENT LIABILITIES

    These accounts are drawn up on a going concern basis, the basis of which is explained more fully in note 1. This note describes the contingent liabilities which are applicable to the Group.

    The Group has been provided with a financing facility by the Secretary of State for Trade and Industry, as described in note 1 to these accounts. As at 30 September 2002 the Group had drawn down no cash, but had utilised GBP227m of collateral under the facility to support trading operations in the UK and North America. The facility agreement is cross-guaranteed by the principal Group subsidiaries (excluding Eggborough Power (Holdings) Limited, Eggborough Power Limited ('EPL') and Bruce Power L.P.) and is secured by, among other things, fixed and floating charges and/or share pledges granted by those subsidiaries. The facility agreement also contains a requirement to provide further security as required by the Secretary of State for Trade and Industry provided that the creation of such security would not cause a material default under any contract to which any member of the Group is a party or a breach of law.

    Amounts owing by EPL to the Eggborough bank syndicate are not guaranteed by British Energy plc. However, British Energy plc guarantees the payment of amounts by British Energy Power and Energy Trading Limited to EPL, calculated to cover EPL's borrowing and operating costs. In addition British Energy plc also provides a subordinated loan facility to EPL.

    In October 2002, Greenpeace Ltd and Nexgen Group Ltd trading as Ecotricity (the "Claimants") brought an application for judicial review against the Secretary of State for Trade and Industry. The Company is named as an interested party. The Claimants are challenging the decision to grant state aid to the Company as unlawful and are seeking a declaration to this effect and an order for immediate repayment. A hearing will be heard in January 2003. It is too early to say what impact the proceedings would have on the Group's financial position if the Claimants were successful.

    The Group is involved in a number of other claims and disputes arising in the normal course of business which are not expected to have a material effect on the Group's financial position.

12. POST BALANCE SHEET EVENTS


On 28 November 2002 the Board of Directors announced a restructuring intended to achieve the long-term financial viability of the British Energy Group. The Group is currently dependent on financial support from the Secretary of State for Trade and Industry whilst it seeks the support of its significant creditors. The main principles of the restructuring are described in the Stock Exchange announcement of 28 November. The facility agreement with the Secretary of State for Trade and Industry is described in note 1 to these accounts and in the Stock Exchange announcement of 28 November as attached.


Introduction


We have been instructed by the Company to review the financial information which comprises the profit and loss account, balance sheet, cash flow statement, statement of total recognised gains and losses and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.


Directors' Responsibilities


The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.


Review Work Performed


We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and, therefore, provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.


As indicated in note 1 "Basis of Preparation" to the interim financial information, the Directors have significant doubt as to whether the assumptions and estimates used to determine the carrying value of the UK generation fixed assets and stocks are now the most appropriate and do not believe that reasonable assumptions and estimates can be made for these items in the current circumstances. As a result the Directors have not re-evaluated, since the issue on 14 May 2002 of the Company's consolidated financial statements for the year ended 31 March 2002, their estimates of the carrying values of the UK generation fixed assets and stocks. As such, the evidence available to us has been restricted and we are unable to carry out sufficient review procedures necessary on the appropriateness of the carrying values of the UK generation fixed assets and stocks. Adjustments may have been required to the carrying value of those assets in the interim financial information had the re-evaluation been carried out.


Fundamental uncertainty - going concern


In arriving at our review conclusion, we have considered the adequacy of the disclosures made in note 1 concerning the preparation of the interim financial information on a going concern basis. The validity of this depends on the continuation of financial assistance from the Secretary of State for Trade and Industry and the successful completion of financial restructuring. In view of the significance of the uncertainty concerning the continuation of financial assistance from the Secretary of State for Trade and Industry and the successful completion of financial restructuring we consider that it should be drawn to your attention but our conclusion is not qualified in this respect.


Review conclusion


In respect of the limitations on our work relating to the appropriateness of the carrying values of the UK generation fixed assets and stocks, we have not obtained all the information and explanations that we consider necessary for the purpose of our review and we are unable to form a conclusion as to whether any material modifications should be made in this respect.

On the basis of our review, with the exception of any potential adjustments arising from the matter described in the preceding paragraph, we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2002.


PricewaterhouseCoopers

Chartered Accountants

Edinburgh

11 December 2002



Notes:


(a) The maintenance and integrity of the British Energy plc website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.



(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.




             British Energy plc ("British Energy" or the "Company")

   Announcement of restructuring proposals and extension of HMG loan facility


The Board of British Energy (the "Board") announces a restructuring intended to achieve the long-term financial viability of the British Energy Group. The restructuring will require certain significant creditors of the British Energy Group to compromise their claims and will lead to very significant dilution of existing shareholders. The UK Government ("HMG") has confirmed its intention to support the proposed restructuring and has agreed to extend the facility agreement (the "Facility"), entered into on 26 September 2002, until 9 March 2003 in order to provide financial stability and security whilst British Energy seeks the support of these significant creditors.

The principles for restructuring include:


  - British Energy has entered into non-binding Heads of Terms with BNFL, which will provide for two new contracts to replace the agreements under which BNFL currently provides front and back-end fuel related services to British Energy Generation Limited ("BEG") and British Energy Generation (UK) Limited ("BEG(UK)"), British Energy's wholly-owned UK nuclear generating subsidiaries

  - All uncontracted nuclear liabilities, decommissioning liabilities of the nuclear power stations owned by BEG and BEG(UK) and the historic liabilities relating to spent fuel will be met through a Nuclear Liability Fund ("NLF"). British Energy will make ongoing contributions to this fund and HMG has agreed to assume financial responsibility for such liabilities to the extent that they exceed the assets in the NLF

  - British Energy would issue new bonds to significant creditors, together with new ordinary shares, in exchange for the extinguishment of existing obligations they are owed. British Energy would also issue new bonds to the NLF.

  - Under the proposed restructuring, the Board will not issue more than GBP700 million in new bonds of which GBP275 million will be contributed to the NLF

  - The NLF will also receive a contractual entitlement to receive 65 per cent. of the net cash flow of the British Energy Group (after tax, financing costs and transfer to cash reserves)

  - As a result of the restructuring, existing shareholders of British Energy are expected to be very significantly diluted

  - Ordinary trade creditors and employees are expected to be paid in full as the relevant amounts fall due

  - British Energy is continuing discussions with potential buyers for its interests in Bruce Power LP ("Bruce") and Amergen

The restructuring plan will need to be approved by the significant creditors whose entitlements are to be compromised, HMG, existing shareholders (if required), the Inland Revenue and the European Commission (under State Aid Rules) prior to being finally implemented. This is expected to be completed by mid 2004 and only then can the restructuring be fully implemented. Prior to 14 February 2003, the Board will seek to agree formal standstill arrangements and agreement in principle to the proposed restructuring with the significant creditors. An application for Restructuring Aid must be submitted to the European Commission prior to 9 March 2003.


The Board believes that the proposed restructuring outlined in this announcement is in the best interests of the Company and its creditors and is working closely in conjunction with its advisors to implement a successful restructuring of British Energy within the principles accepted by HMG.


The Board believes that the restructuring of the group offers the best available opportunity to achieve the long term financial viability of the British Energy Group. However, the proposed restructuring requires the Company to reach formal agreement with a large number of creditors with respect to diverse financial interests, as well as a successful disposal of British Energy's interests in Bruce and Amergen.


If such agreements cannot be reached, the required approvals are not forthcoming within the timescales envisaged, the assumptions underlying the proposal are not fulfilled or the conditions to the restructuring are not satisfied or waived, the Company may be unable to meet its financial obligations as they fall due and therefore the Company may have to take appropriate insolvency proceedings, in which case the distributions to unsecured creditors may represent only a small fraction of their unsecured liabilities and there is unlikely to be any return to shareholders.



Contacts:

Andrew Dowler,     Tel: 0207 831 3113
Financial Dynamics



             British Energy plc ("British Energy" or the "Company")

   Announcement of restructuring proposals and extension of HMG loan facility


Introduction


The Board of British Energy (the "Board") announces a restructuring intended to achieve the long-term financial viability of the British Energy Group. The restructuring will require certain significant creditors of the British Energy Group to compromise their claims and will lead to a very significant dilution of existing shareholders. The UK Government ("HMG") has confirmed its intention to support the proposed restructuring and has agreed to extend the facility agreement (the "Facility") entered into on 26 September 2002, until 9 March 2003, in order to provide financial stability and security whilst British Energy seeks the support of these significant creditors.


Implementation of the restructuring proposals is subject to material conditions, including approval by the European Commission under State Aid Rules.


The Board believes that the proposed restructuring outlined in this announcement is in the best interests of the Company and is working closely in conjunction with its advisers to implement a successful restructuring of British Energy in accordance with the principles accepted by HMG.


Background


At the Company's AGM on 16 July 2002, the Chairman stated that commercial conditions in the UK electricity market were tough. On 13 August 2002, the Company revised its forecast UK nuclear generation for the year to 31 March 2003 to be in the region of 63 TWh (plus or minus 1 TWh) compared with the originally planned generation of 67.5 TWh. This revision was largely based on unplanned outages at the Company's Torness, Heysham, and Dungeness B nuclear power stations.


British Energy had for some while been seeking to renegotiate its fuel contracts with BNFL to try and significantly reduce its fixed cost base. BNFL delivered, on 3 September 2002, its final proposal to British Energy, but the terms that they offered fell short of those which British Energy required. Having reviewed the longer-term prospects of the group, the Board concluded that it should not drawdown on existing undrawn loan facilities and decided that there was no alternative but to seek HMG support. On 5 September 2002, British Energy announced that it had initiated discussions with HMG with a view to seeking immediate financial support and to enable a longer term restructuring to take place.


As a result of these discussions, on 9 September 2002 HMG provided British Energy with a facility for up to GBP410 million which was due to mature on 27 September 2002. The facility was intended to provide working capital for British Energy's immediate requirements and to allow the Company to stabilise its trading position in the UK and North America.

On 26 September 2002, HMG agreed to a revised facility in an amount of up to GBP650 million and with a maturity date of 29 November 2002. The Facility was cross-guaranteed by certain principal group entities and secured by certain group assets. It also contained a requirement to provide further first ranking and fixed and floating charge security to HMG if so requested.


Since 26 September 2002, the Company and its advisers have been considering the financial prospects of the business and working on proposals for a solvent restructuring which would address the significant cash shortfalls arising in the business expected in the short to medium term in light of the current market environment.


In particular, the proposed restructuring seeks to address the following factors:


  - British Energy's nuclear fleet in the UK has high fixed costs of production (including costs of existing contracts with BNFL); as a result the business has been unable to withstand the reduction in wholesale electricity prices which have fallen by over 35 per cent. over the last two years.

  - British Energy, as a merchant generator with no retail supply business, is heavily exposed to declines in wholesale electricity prices. British Energy has built significant direct sales to industrial and commercial customers, but the contracts are closely linked to the wholesale electricity price.

  - British Energy's wholesale electricity price exposure has been exacerbated by a power purchase agreement and two contracts for differences which have magnified its exposure to baseload electricity prices.

  - British Energy has an obligation, under its nuclear licences, to decommission its stations at the end of their useful life. Certain of the decommissioning liabilities are covered by the Nuclear Decommissioning Fund ("NDF") to which British Energy contributes; however, there is no certainty that this fund will be sufficient to cover all of the liabilities to which it relates. In addition, other substantial decommissioning liabilities are currently unfunded. Therefore, the amount of the decommissioning liabilities is subject to uncertainty.

  - British Energy's operations generate liabilities in respect of nuclear fuel and waste. Some of these liabilities are covered by long term contracts with BNFL, with the balance remaining uncontracted. These uncontracted liabilities are long term in nature and therefore subject to uncertainty. There is no guarantee that the business will generate sufficient funds to cover these liabilities.

  - British Energy's coal plant at Eggborough has also suffered from the reduction in wholesale electricity prices and the narrowing in the differential between winter and summer prices. The plant is worth significantly less than the debt it carries.

  - British Energy has successful investments in the USA and Canada but these have not generated dividends to British Energy to date. As a result they have stretched British Energy's financial resources. These investments are now for sale.

  - Based on unaudited management accounts, as at 30 September 2002, British Energy had indebtedness of GBP1,050 million (including GBP490 million secured on the Eggborough plant). The Company's funding needs have increased significantly in both the UK and Canada to meet the collateral needs of trading counter-parties, following the loss of its investment grade rating in September 2002.



HMG Facility

The GBP650 million Facility will be extended at its existing level until 9 March 2003, to continue to provide working capital for the business and collateral to support the trading operations in the UK and North America. To date, approximately 60 per cent. of the Facility has been drawn down.


Continued financing under the Facility will be conditional on British Energy promptly using all reasonable efforts to obtain formal standstill commitments from certain Significant Creditors (see below), and the Secretary of State will be entitled to require immediate repayment of the Facility if such creditors decline to enter into these commitments by 14 February 2003 or if British Energy Generation (UK) Limited's ("BEG(UK)") interest in Bruce Power LP ("Bruce") is not sold by 14 February 2003 or if in the opinion of the Secretary of State the restructuring cannot be implemented in the manner or timescale envisaged.


Discussions in relation to the possible disposals of BEG(UK)'s interests in Bruce and Amergen are continuing. HMG's funding commitment in respect of Bruce will be restricted, pending agreement of the proposed sale of Bruce in the short term, subject to review by the Secretary of State in the light of progress on the sale of Bruce.


Under the Facility, cash proceeds from any disposal of BEG(UK)'s interests in Bruce and Amergen and net cash flow from operations of British Energy and its UK subsidiaries (excluding Eggborough) after deduction (in the case of cashflow) of approved UK capital and operating expenses, are required to be applied first in repayment of the Facility and associated expenses and secondly in establishing and maintaining cash reserves for the purposes of providing collateral for trading and operations, covering lost revenue and costs from outages and meeting other working capital requirements.


As the cash reserves build up, the available amount of the Facility will be reduced. If the cash reserves were to reach GBP490 million, no further borrowings under the Facility are envisaged and any such borrowing would require the consent of the Secretary of State.


The Facility will remain cross-guaranteed by principal group entities other than Bruce and secured by certain group assets. (see note below)


HMG notified its initial financial support and its extension of the Facility to the European Commission on 9 and 27 September 2002. On 27 November 2002 the European Commission granted approval of this aid until 9 March 2003.


On 22 November 2002, Greenpeace were granted leave to commence proceedings for a judicial review of the rescue aid inherent in the Facility.



Standstill Agreements

British Energy will immediately seek to enter into formal standstill agreements with BNFL and other significant finance creditors ("Significant Creditors") comprising holders of the 2003, 2006 and 2016 sterling bonds (together the "Bondholders"), the Eggborough bank syndicate (the "Bank Lenders") and counterparties to three out of the money power purchase agreements and contracts for differences: Teesside Power Limited (TPL), TotalFinaElf (TFE) and Enron (collectively the "PPA Counterparties").


Under the proposed standstill agreements, Significant Creditors would be paid only an element of the amounts owing to them. In particular, the British Energy Group would pay interest but not principal on amounts owing to the Bondholders and the Bank Lenders. British Energy Power and Trading Limited ("BEPET") would pay to Eggborough Power Limited ("EPL") amounts attributable to its operating costs, capital expenditure and interest on borrowings. Each PPA Counterparty would be paid interest on overdue standstill amounts. In addition, TPL would receive certain payments in respect of some of its operating and energy costs.



British Energy has had preliminary discussions with certain of the Significant Creditors who have indicated a willingness, in principle, to enter into such standstill arrangements.

In addition, BNFL has agreed in principle, subject to the arrangements with other creditors, to standstill all payments for storage and reprocessing until 31 March 2003 and thereafter to accept reduced payments for spent fuel services until the restructuring is completed ("Restructuring Closing Date").

British Energy expects to continue to pay ordinary trade creditors and employees as the relevant amounts fall due.

The restructuring proposal envisages British Energy reaching formal standstill agreements and agreement in principle on the restructuring with Significant Creditors by 14 February 2003.



Agreement with BNFL


British Energy, BEG(UK) and British Energy Generation Limited ("BEG"), have entered into non-binding Heads of Terms with BNFL in relation to BNFL's supply of fuel and related fuel services for future burn (front-end and back-end). The new contracts are conditional upon the restructuring proposals being implemented. The existing back-end contracts between BEG, BEG(UK) and BNFL will continue to apply in respect of fuel loaded into reactors prior to the new contracts becoming effective. Pending formal implementation of the new contracts, payments from British Energy to BNFL shall be made as if the new contracts had become effective on 1 April 2003.


The principal terms of the new contracts, which will cover the expected life of British Energy's nuclear plants, will be:


With respect to front-end fuel fabrication services:


  - a payment of GBP28.5 million fixed per annum until 2006, but discounted on a variable basis in accordance with electricity prices to a minimum of GBP13.5 million at a market price of GBP15/MWh. The fixed starting price falls to GBP25.5 million per annum thereafter and is also subject to the discounting mechanism

  - a payment of GBP191,000 per tonne of AGR fuel delivered

With respect to back-end fuel services:

  - a payment of GBP150,000 per tonne of AGR fuel, payable on irradiation of the fuel

  - a rebate/surcharge against that payment equivalent to 50 per cent. of the difference between the market baseload price in a year and GBP16.00 per MWh multiplied by the MWh produced by the AGR fleet in that year. The market baseload price used in the calculation will not be less than GBP14.80 and not more than GBP19.00

  - if the market baseload price exceeds GBP19.00 per MWh, a surcharge against that payment equivalent to 25 per cent. of the difference between the market baseload price in a year and GBP19.00 per MWh multiplied by the MWh produced in the AGR fleet in that year. The market baseload price used in that calculation will not be less than GBP19.00 and not more than GBP21.00

  - BNFL will assume title to spent fuel on delivery to BNFL from British
    Energy

All of the above monetary amounts are indexed to the Retail Price Index ("RPI").

British Energy intends that the definitive contracts are executed before 1 April 2003.



Nuclear liabilities and the decommissioning fund

As at 30 September 2002, British Energy's unaudited management accounts contained, on a discounted basis, an accrual of approximately GBP2.1 billion for liabilities in respect of British Energy's back-end contracts with BNFL, which extend to 2086, and provisions of approximately GBP0.7 billion for uncontracted back-end liabilities and approximately GBP0.6 billion (net of the NDF) for costs of decommissioning which may take as much as eighty years from the start of defuelling to complete. Under the restructuring, the existing NDF would be enlarged into or supplemented by a new fund (the "Nuclear Liability Fund") covering these historic spent fuel liabilities and uncontracted back-end liabilities as well as costs of decommissioning.


The value of the present NDF on the balance sheet at 30 September 2002 was GBP0.3 billion based on unaudited management accounts. Pending implementation of the restructuring, payments to the NDF will continue on the existing basis.


After the Restructuring Closing Date, British Energy will contribute to the NLF/NDF, as appropriate:


  - fixed decommissioning contributions of GBP20 million per annum (indexed to RPI) but tapering as stations close

  - GBP150,000 (indexed to RPI) for every tonne of fuel loaded into the Sizewell B reactor after the Restructuring Closing Date

  - GBP275 million of new bonds (see below)

  - 65 per cent. of free cash flow (see below)

Subject to approval of the restructuring and the compromise with Significant Creditors set out below, HMG will meet the costs of historic back-end fuel liabilities and will assume responsibility for uncontracted and decommissioning liabilities to the extent that the accrued value of the NDF and the contributions by British Energy to the NLF (as set out above) are insufficient to meet the liabilities as they fall due. Any surplus would be applied towards the costs borne by HMG in respect of historic back-end fuel contracts. The average annual cash cost to British Energy of meeting the historic back-end fuel costs to be assumed by HMG would have been approximately GBP150 million to GBP200 million per annum over the next ten years, declining thereafter.

The fixed decommissioning contributions will be accelerated on a net present value basis (discounted at a discount rate appropriate to the fund) and become immediately due and payable in the event of the insolvency of BEG or BEG(UK). The accelerated payment will be guaranteed by all principal group companies and secured by charges on their assets.



Restructuring Process

The arrangements described above represent the contributions which HMG and BNFL, respectively, are willing to make to facilitate a restructuring of British Energy. British Energy believes that financial viability can only be achieved if certain other existing creditors of the British Energy Group also agree to make a contribution to the restructuring by agreeing to a compromise of their existing claims. Based on unaudited management accounts at 30 September 2002, the Significant Creditors whose claims will need to be compromised are:


                                                            (GBPm)

Bondholders                                                   408
Bank Lenders (1)                                              490
PPA Counterparties                                            365
                                                            1,263

(1) Excludes any valuation of associated interest rate swaps


The Bondholders are creditors of British Energy but also have a joint and several guarantee from BEG and BEG(UK). Enron is a creditor of BEG and has a guarantee from British Energy; whilst the other PPA Counterparties (namely, Teesside Power Limited and TotalFinaElf) are creditors of BEPET and likewise have guarantees from British Energy. Amounts owing by EPL to the Bank Lenders are not guaranteed by British Energy but British Energy guarantees the payment of amounts by BEPET to EPL calculated to cover EPL's borrowing and operating costs and British Energy also provides a subordinated loan facility to EPL.


Under the restructuring, the Significant Creditors will be asked to extinguish their existing claims in exchange for a combination of new bonds and new ordinary shares in the restructured British Energy Group. The amounts that are expected to be offered to each class of creditor will likely depend on not only the amount each such class claims is owing to them but also other factors including the identity of the debtor and any guarantor. In addition, at the Restructuring Closing Date new bonds will be issued to the NLF and thereafter a proportion of annual free cash flow will be contributed to the NLF.


New bonds


Under the restructuring proposal the par value of new bonds to be issued will not exceed GBP700 million.


The actual amount of the new bonds to be issued and the number of tranches or classes thereof will be determined following a detailed review of the level of debt that the business is capable of supporting in light of the financial position of the business at the time when the restructuring is implemented.


The financial robustness of the business will be supported by cash reserves of up to a maximum of GBP490 million to cover collateral and working capital requirements of the business and lost revenue and costs in relation to outages.


The terms of the new bonds are yet to be finalised. However, they are presently expected to be divided into a number of tranches amortising on an annuity basis, the overall redemption of which is expected to match closely the remaining useful economic life of the power stations. Consequently, the new bonds are expected to mature on or before 2035 and to carry a fixed coupon of approximately 7% per annum. Application will also be made for Listing on the Official List. In due course, British Energy may seek to have one or more rating assigned to the new bonds. Prepayments or purchases of the new bonds will only be permitted if British Energy at the same time prepays on a pro rata basis part of the net present value of the decommissioning contributions for the ensuing five years.


If the maximum amount of GBP700 million in new bonds were issued, the Board would issue GBP275 million to the NLF with the remaining GBP425 million being issued to Significant Creditors.


Nuclear Liability Payments

The British Energy group will also make contributions ("Nuclear Liability Payments") to the NLF of 65 per cent. of the group's consolidated net annual cash flow after tax, financing costs and the funding of the Cash Reserves up to GBP490 million. For these purposes, financing costs includes payment of interest and repayment of principal. The percentage used to calculate the Nuclear Liability Payments will be adjustable on a fair and reasonable basis so that shareholders benefit from retained cash flow and proceeds of new subscriptions for shares and so that the NLF and shareholders are not adversely affected by any demerger, issue of securities to shareholders or other corporate actions.


The NLF will have the right, from time to time, to convert all or part of the Nuclear Liability Payments into such number of ordinary shares in the restructured group as would represent after full conversion the same percentage of the share capital as the percentage used to calculate the Nuclear Liability Payments prior to conversion (i.e. 65 per cent. at the current time).


For so long as they are held by the NLF such ordinary shares would be non-voting to the extent that they would otherwise carry 30 per cent. or more of the voting rights of the restructured company.


New Equity


In addition, Significant Creditors are expected to be issued with new ordinary shares, thereby very significantly diluting existing British Energy shareholders (including holders of A shares).


Conditions


The restructuring proposal is conditional on, inter alia:

  - Completion of a sale of British Energy's interest in Bruce by 14 February
    2003

  - A sale of British Energy's interest in Amergen having been agreed by 30 June 2003 and completed by the Restructuring Closing Date

  - Formal agreement to the restructuring proposals having been entered into by BNFL, the Bank Lenders, TPL, TFE and Enron by no later than 30 September 2003

  - The restructuring proposals having been approved by meetings of the bondholders by 30 September 2003

  - Receipt of State Aid approvals to the restructuring proposal by 30 June 2004 (or such later date, not being later than 30 September 2004, or as the Secretary of State may agree)

  - Admission of the new ordinary shares and new bonds to listing by the UKLA

  - Shareholder approval if required

  - All necessary regulatory approvals and tax clearances


Documentation to approve the restructuring is expected to be issued in the summer of 2003. The European Commission approval of any restructuring aid application is expected by mid-2004.


The Government assistance to the restructuring proposals is subject to State Aid approval. Once the plan has agreement in principle from Significant Creditors the Government will notify the plan to the European Commission for approval. The decision of the European Commission is expected by mid 2004.



Bruce/Amergen

As previously announced, British Energy is currently in discussions with potential buyers for its interests in Bruce and Amergen, which are respectively a subsidiary and an associate of BEG(UK). Any proceeds from disposal will be applied first in respect of repayment of the Facility and second in respect of the cash reserves noted above. The restructuring proposal assumes that Bruce will be sold by 14 February 2003 but there cannot be any assurance that this will be achieved.

Restructured business

Following completion of the restructuring process, British Energy will be a merchant generator in the UK market with nuclear generating facilities and the Eggborough coal-fired power station with a combined capacity of 11.6 GW. Output will continue to be sold into the wholesale power market or under arrangements with energy supply companies.

The Board intends to reduce the Group's exposure to wholesale electricity prices in the UK. The revised BNFL contract will provide a partial hedge against market prices in respect of approximately 40 per cent. of British Energy's total electricity output (including Eggborough and Sizewell). In addition, the Board intends to implement a trading strategy which will seek to enter into short and medium-term power-sale contracts with market counterparties and with industrial and commercial customers, to hedge the majority of its remaining output.

While the company is targeting annual output from the nuclear power fleet of approximately 69 TWh (82 per cent. load factor), the Board considers that a prudent judgement of the normal level of output from these plants on an annual basis should be 67TWh (80 per cent. load factor).

In addition, under the proposed restructuring, the exposure of the group to the uncertainty and long term risks inherent in the group's uncontracted and decommissioning liabilities and substantial historic liabilities to BNFL would be limited to the amount of the notes issued to the NLF and the ongoing Nuclear Liability Payments and fixed decommissioning contributions.

As a result of the restructured BNFL contracts, cash operating costs (including maintenance capital expenditure and overheads (including corporate overheads)) in the nuclear operations, on an assumption of 67 TWh output and at electricity prices of GBP16 per MWh (in 2002/3 prices), are expected to be approximately GBP14.50 per MWh (in 2002/3 prices).

Taking account of the needs of the restructured business, the Board intends to take action to reduce corporate overhead costs.

Other Considerations

The legal structure and the steps necessary to implement the proposed restructuring, together with their accounting and tax consequences, have not been finalised. Implementation of the proposed restructuring will require the identification of a structure and steps which permit the commercial and economic effects outlined above to be achieved without material adverse taxation or accounting consequences.

The detailed terms of the restructuring will also need to be discussed and agreed with the Inland Revenue. Formal agreements will need to be reached with Bondholders, the Bank Lenders, TPL, TFE and Enron in relation to the standstill and the restructuring of their diverse financial interests. No agreement has been reached in relation to the price or terms of any sale of Bruce or Amergen. Furthermore the European Commission may not approve the restructuring or may impose conditions to such approval that would affect the financial terms or even the viability of the restructuring.


If such agreements cannot be reached or the required approvals are not forthcoming within the timescales envisaged, or the assumptions underlying the proposal are not fulfilled, or the conditions to the restructuring proposal are not satisfied or waived, then the Company may be unable to meet its financial obligations as they fall due and therefore the Company may have to take appropriate insolvency proceedings. The Board considers that, in the event of insolvency, distributions, if any, to unsecured creditors may represent only a small fraction of their unsecured liabilities and there is unlikely to be any return to shareholders.


Interim results


The Company expects to announce its results for the six months to 30 September 2002 on 12 December 2002.



Contacts:

Andrew Dowler,          Tel: 0207 831 3113
Financial Dynamics

Notes:


        1. The loan is guaranteed by British Energy plc, British Energy Generation (UK) Limited, British Energy Generation Limited, British Energy Power and Energy Trading Limited, British Energy Investment Limited, District Energy Limited, British Energy International Holdings Limited, British Energy US Holdings Inc., British Energy L.P., British Energy (Canada) Limited and Bruce Power Investments Inc.


        2. Security for the HMG Facility has been given by British Energy plc (fixed and floating charge debenture and share pledge), British Energy Power and Energy Trading Limited (fixed and floating charge debenture), British Energy Generation Limited (fixed and floating charge debenture and fixed charge over nuclear sites), District Energy Limited (fixed and floating charge debenture), British Energy Generation (UK) Limited (fixed and floating charge debenture, charge over nuclear sites and share pledge), British Energy International Holdings Limited (fixed and floating charge debenture and share pledge), British Energy (Canada) Limited (the holding company of the group's Canadian Interests) (share pledge), British Energy Investment Limited (fixed and floating charge debenture) and British Energy US Holdings Inc., (the holding company of the group's United States interests) (share pledge).

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  December 12, 2002                   BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations